ASHMORE FUNDS

61 Aldwych

London WC2B 4AE

England

  November 23, 2010

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention:	Ms.	Laura Hatch

	Re:	Ashmore Funds (the “Trust”)
Registration Statement on Form N-1A
(Reg. Nos. 811-22468 and 333-169226)

Dear Ms. Hatch,

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), the Trust respectfully requests that the effectiveness of the above-referenced registration statement on Form N-1A be accelerated to Wednesday, November 24, 2010, or as soon thereafter as practicable.

The Trust acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have with respect to the foregoing to Jeremy C. Smith (at 202-508-4632) or to David C. Sullivan (at 617-951-7362) of Ropes & Gray LLP.

Very truly yours,

ASHMORE FUNDS

By:	/s/ Owen Meacham
Owen Meacham
Assistant Secretary